SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                 SCHEDULE l3D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              J.C. NICHOLS COMPANY
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    653777102
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein, Sandler, Kohl,
28th Floor                                               Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 421-2600                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 5, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4.  Purpose of Transaction.

     In a letter dated August 1, 1997, Intrust Bank, NA, the trustee (the "Trustee") of the Employee Stock Ownership Trust of the Company (the "ESOT"), requested that Cerberus extend the expiration of Cerberus's offer to purchase all shares of common stock of the Company held by the ESOT (the "Offer") from August 5, 1997 to September 15, 1997. By letter dated August 5, 1997, Cerberus agreed to extend the expiration of the Offer to August 26, 1997. Also, Cerberus informed the Trustee that the Offer is subject to the redemption, revocation or declaration of invalidity of the Common Stock Purchase Rights issued by the Company pursuant to the Rights Agreement, dated July 28, 1997, to which the Company is a party. All other terms of the Offer remain unchanged.

Item 7.  Material to Be Filed as Exhibits.

     1. Letter, dated August 5, 1997, of Cerberus Partners, L.P. to Intrust Bank, NA, as Trustee of the Employee Stock Ownership Trust of J.C. Nichols Company, with a copy of the letter, dated August 1, 1997, from Intrust Bank, NA attached thereto.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            August 5, 1997


                                            /s/ Stephen Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the  general   partner  of  Cerberus
                                            Associates, LLC, the general partner
                                            of Cerberus  Partners,  L.P., and as
                                            the  investment  manager for each of
                                            Cerberus International,  Ltd., Ultra
                                            Cerberus Fund, Ltd. and the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Exhibit 1
---------

August 5, 1997

Employee Stock Ownership Trust
of J.C. Nichols Company
c/o Intrust Bank, NA
P.O. Box 8338
Prairie Village, Kansas 66208
Attention: Scott W. Rankin, Trustee
           Phillip J. Owings, Senior Vice President

Dear Gentlemen:

     Cerberus Partners, L.P. and certain of its affiliates have offered in a letter dated July 28, 1997 (the "Offer") to purchase all shares of common stock of J.C. Nichols Company held by the Employee Stock Ownership Trust ("ESOT") for a cash purchase price of $42.00 per share to the ESOT. The purpose of this letter is to extend the expiration date of the Offer to 5:00 p.m., Kansas City time, on August 26, 1997. Of course, the revised offer is subject to the redemption, revocation, or declaration of invalidity of the poison pill. All other terms of the Offer remain unchanged. As our counsel discussed with your counsel late last week, we reserve the right to extend the Offer further.

Sincerely,



CERBERUS PARTNERS, L.P.



By:/s/Ronald J.Kravit
__________________________
Name:   Ronald J. Kravit
Title:

August 1, 1997

Ronald Kravit
Cerberus Partners, L.P.
450 Park Avenue, 28th Floor
New York, NY 10022

Dear Mr. Kravit:

     In reference to your letter dated July 28, 1997 in which Cerberus Partners, L.P. offered to purchase all shares of common stock of J.C. Nichols Co. held by the Employee stock Ownership Trust ("ESOT"), we are requesting that you extend the date on which your offer expires from August 5, 1997 to September 15, 1997. The ESOT contains detailed procedures which we plan to observe in evaluating your offer. In addition, we have engaged an investment banking firm to provide us with guidance with respect to the value of the shares held by the ESOT. Since we are not in a position to evaluate your offer by the current deadline of August 5, 1997, we are requesting an extension until September 15, 1997 in order to allow us sufficient time to decide whether to accept or reject your offer.

Sincerely,



Phillip J. Owings
Senior Vice President